Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated April 29, 2013

ETN and index data as of March 31, 2013 Description

The PowerShares DB 3x Long US Dollar Index Futures Exchange Traded Notes (UUPT)
and PowerShares DB 3x Short US Dollar Index Futures Exchange Traded Notes (UDNT)
(collectively, the "PowerShares DB US Dollar Futures ETNs," or the "ETNs") are
the []rst exchange-traded products to provide investors with leveraged exposure
(a bullish or bearish position) to a U.S. dollar futures index.

The PowerShares DB US Dollar Futures ETNs are based on the Deutsche Bank Long
U.S. Dollar Index([R]) (USDX) Futures Index -- Excess Return(TM) (the "USDX
Futures Index"), which is intended to measure the performance of a long investment in US Dollar Index Futures, as described below.

PowerShares DB US Dollar Futures ETN and

Index Data

Ticker  symbols

3x Long US Dollar  Index  Futures  _________  UUPT
3x Short US Dollar Index Futures ________ UDNT

Intraday indicative value symbols

3x Long US Dollar Index  Futures  _______  UUPTIV
3x Short US Dollar Index  Futures ______ UDNTIV

CUSIP  symbols

3x Long US Dollar Index Futures  25154P873
3x Short US  Dollar   Index   Futures   25154P881

Details

ETN   price  at   inception ________________ $20.00
Inception date  ____________________  5/23/2011
Maturity date  _____________________  6/30/2031
Yearly investor fee  ____________________ 0.95%
Leverage  reset  frequency   ______________   Monthly
Listing   exchange ___________________ NYSE Arca

DB Long U.S. Dollar Index Futures Index USDUPX
Issuer
Deutsche Bank AG, London Branch
Long-term Unsecured Obligations

UUPT               PowerShares DB 3x Long US Dollar Index Futures ETN
UDNT               PowerShares DB 3x Short US Dollar Index Futures ETN
------------------ -------------------------------------------------------------
ETN History(1)  (Growth of $10,000 since May 23, 2011) [] UUPT (3x Long) [] UDNT
(3x Short)
$13k                                                                  $11,825
$12k
$11k
$10k                                                                    $7,350
$9k
$8k
------------------ ---- -------- --------------- ----------- ------- -----------
$7k
         6/11 9/11      12/11        3/12   6/12        9/12 12/12    3/13
----------------------- -------- --------------- ----------- ------- -----------
ETN Performance and Index History (%)(1)
                                 1 Year     2 Year       3 Year ETN Inception
ETN Performance
3x Long US Dollar Index Futures    9.73         --           --         6.33
3x Short US Dollar Index Futures -14.86         --           --       -12.97
Index History
USDX Futures Index                 3.97      2.74        -0.99          2.99
Comparative Indexes(2)
SandP 500                          13.96      11.22        12.67        12.44
Barclays U.S. Aggregate            3.77      5.73         5.52          4.94
----------------------- -------- ---------- ----------- ------- -------------
Source: Invesco PowerShares, Bloomberg L.P.

(1) ETN performance []gures are based on repurchase value. Repurchase value is the current principal amount x applicable index factor x fee factor. See the prospectus for more complete information. ETN performance is based on a combination of three times the monthly returns for the 3x Long US Dollar Index
Futures ETNs, or three times the inverse monthly returns for the 3x Short US
Dollar Index Futures ETNs, from the USDX Futures Index plus the monthly returns from the DB 3-Month T-Bill Index (the "TBill Index"), resetting monthly as per the formula applied to the ETNs, less the investor fee. The TBill Index is intended to approximate the returns from investing in 3-month United States
Treasury bills on a rolling basis.

Index history is for illustrative purposes only and does not represent actual
PowerShares DB US Dollar Futures ETN performance. The inception date of the USDX
Futures Index is Nov. 22, 2006. Index history does not re[]ect any transaction costs or expenses. The index is unmanaged, and you cannot invest directly in the index. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. (2) The SandP
500([R]) Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a speci[]ed group of common stocks. The Barclays U.S. Aggregate Index is an unmanaged index considered representative of the U.S. investment-grade, []xed-rate bond market. Correlation indicates the degree to which two investments have historically moved in the same direction and magnitude. Volatility is the annualized standard deviation of index returns.

800 983 0903 | 877 369 4617 powersharesetns.com | www.dbxus.com twitter:
@PowerShares

ETN data as of March 31, 2013
----------------------------------- --------
Volatility (%)(1,2)
                            3x Long 3x Short
Since ETN Inception          19.76   20.48
--------------------------- ------- --------
Historical Correlation(1,2)
Since ETN Inception
                            3x Long 3x Short
SandP 500                      -0.57     0.58
Barclays U.S. Aggregate       0.39    -0.39

Deutsche Bank AG, London Branch has []led a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.
Before you invest, you should read the prospectus and other documents []led by
Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting
powersharesetns.com | www.dbxus.com or EDGAR on the SEC website at www.sec.gov.
Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369
4617, or you may request a copy from any dealer participating in this offering.
Important Risk Considerations:

Each security offers investors exposure to the month-over-month performance of its respective Index measured from the []rst calendar day to the last calendar day of each month and the amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the respective
Index during the term of the ETNs. The US Dollar Futures ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term inverse or leveraged investment results by means of securities that reset their exposure monthly, resulting in the compounding of monthly returns.

Investing in the ETNs is not equivalent to a direct investment in the index or index components. The principal amount is also subject to the monthly application of the investor fee, which can adversely affect returns. There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Signi[]cant adverse monthly performances for your ETNs may not be offset by any bene[]cial monthly performances.

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversi[]cation, full principal at risk,

[C] 2013 Invesco PowerShares Capital Management LLC

UUPT  PowerShares DB 3x Long US Dollar Index Futures ETN
UDNT  PowerShares DB 3x Short US Dollar Index Futures ETN

What are the PowerShares US Dollar Futures ETNs?

The ETNs are senior unsecured obligations issued by Deutsche Bank AG, London
Branch that are linked to the month-over-month performance of an underlying index (the "Index") obtained by combining three times the returns for the 3x
Long US Dollar Index Futures ETNs, or three times the inverse returns for the 3x
Short US Dollar Index Futures ETNs, whether positive or negative, on the
Deutsche Bank Long U.S. Dollar Index([R]) (USDX) Futures Index -- Excess
Return(TM), with returns on the DB 3-Month T-Bill Index, less the investor fees.

The DB Long U.S. Dollar Index([R]) (USDX) Futures Index seeks to measure the performance of a long position in the US Dollar Index Futures. The underlying assets of the US Dollar Index Futures are futures contracts traded on the ICE
Futures U.S., Inc. whose underlying asset is the USDX([R]), which measures the performance of the U.S. dollar against a weighted basket of six major world currencies: the Euro, Japanese Yen, British Pound, Canadian Dollar, Swedish
Krona and Swiss Franc (the "Index Currencies"). The price of US Dollar Index
Futures are set by the market and re[]ect the foreign exchange futures prices for the underlying Index Currencies which in turn depend on the current exchange rates for the Index Currencies and the interest rate differential between the
U.S. dollar and the underlying Index Currencies. As such, increases in the USDX
Futures Index generally re[]ect a strengthening of the U.S. dollar compared to the Index Currencies and declines generally re[]ect a weakening of the U.S.
dollar compared to the Index Currencies.

Investors can buy and sell the ETNs on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the Index less investor fees. The issuer has the right to redeem the ETNs at the repurchase value at any time. Investors may redeem the ETNs in blocks of no less than 200,000 securities and multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement. Redemptions may include a fee of up to $0.03 per security.

Bene[]ts and Risks of PowerShares DB US Dollar Futures ETNs

Bene[]ts                         Risks
[] Leveraged long or short notes [] Non-principal protected
[] Relatively low cost           [] Leveraged losses
[] Intraday access               [] Subject to an investor fee
[] Exchange traded               [] Limitations on redemption
                                 [] Concentrated exposure
                                 [] Credit risk of the issuer
                                 [] Issuer call right

Long, Short, and Leveraged exposure to currencies has never been easier.(sm)

trade price []uctuations, illiquidity and leveraged
losses. The investor fee will reduce the amount of
your return at maturity or upon redemption of your
ETNs even if the value of the relevant Index has
increased. If at any time the repurchase value of the
ETNs is zero, your Investment will expire worthless.
As described in the pricing supplement, Deutsche
Bank may redeem the ETNs for an amount in cash
equal to the repurchase value.

The ETNs may be sold throughout the day on NYSE
Arca through any brokerage account. There are
restrictions on the minimum number of ETNs that
you may redeem  directly  with  Deutsche  Bank AG,

London Branch, as speci[]ed in the applicable pricing supplement. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the ETNs. Sales in the secondary market may result in losses.

An investment in the ETNs involves risks, including the loss of some or all of the principal amount. For a description of the main risks,

The ETNs provide concentrated exposure to notional see "Risk Factors" in the applicable pricing positions in U.S. Dollar Index Futures contracts. The supplement and the accompanying prospectus market value of the ETNs may be in[]uenced by supplement and prospectus. many unpredictable factors, including, among other things, changes in supply and demand relationships, Not FDIC Insured
-- No Bank Guarantee -- May changes in interest rates, and monetary and other
Lose Value governmental actions.

This material must be accompanied or preceded The ETNs are leveraged investments. As such, they by a prospectus. Before investing, please read the are likely to be more volatile than an unleveraged prospectus carefully.
investment. There is also a greater risk of loss of For US Use Only principal associated with a leveraged investment than with an unleveraged investment.

PowerShares([R]) is a registered trademark of Invesco PowerShares Capital
Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

Certain marketing services may be provided for these products by Invesco
Distributors, Inc. or its af[]liate, Invesco PowerShares Capital Management LLC.
Invesco Distributors, Inc. will be compensated by Deutsche Bank or its af[]liates for providing these marketing services. Neither Invesco Distributors,
Inc. nor Invesco PowerShares is af[]liated with Deutsche Bank.

An investor should consider the ETNs' investment objectives, risks, charges and expenses carefully before investing.

800 983 0903 | 877 369 4617 P-USDX-ETN-PC-1-E 04/13 powersharesetns.com |
www.dbxus.com twitter: @PowerShares